Exhibit 99.1

         Auda Refco Ltd ("Auda Ltd"), is filing this Form 3 because Auda Ltd, along with Refco Inc. (the "Issuer") and certain other persons party to that certain Amended and Restated Stockholders Agreement, dated as of August 10, 2005 (collectively, the "Other Persons"), may be deemed to be a group with respect to the securities of the Issuer, as a result of Auda Ltd and the Other Persons being signatories to such agreement. For purposes of this Form 3, Auda Ltd disclaims beneficial ownership of the Common Stock of the Issuer beneficially owned by any of the Other Persons.

         On the date hereof, Auda Ltd directly beneficially owns 424,768 shares of the Issuer's common stock, par value $.001 per share ("Common Stock").

         Auda Partners Beteiligungen GmbH & Co KG, as the sole shareholder of Auda Ltd, may be deemed to have an indirect beneficial ownership interest in the shares of Common Stock that Auda Ltd directly beneficially owns. Auda Partners Beteiligungen GmbH & Co KG maintains offices at the same address as Auda LP.

Auda Partners LLC, as the managing limited partner of Auda Partners Beteiligungen GmbH & Co KG also may be deemed to have an indirect beneficial ownership interest in the shares of Common Stock that Auda Ltd directly beneficially owns. Auda Partners LLC maintains offices at the same address as Auda LP.